UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

 SYSTEM ENERGY RESOURCES, INC.        CERTIFICATE
      ENTERGY CORPORATION             PURSUANT TO
    ENTERGY ARKANSAS, INC.            RULE 24
    ENTERGY LOUISIANA, INC.
   ENTERGY MISSISSIPPI, INC.
   ENTERGY NEW ORLEANS, INC.

       File No. 70-7561

(Public Utility Holding Company
         Act of 1935)

           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by System Energy Resources, Inc. ("System Energy"), Entergy Corporation ("Entergy"), Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. (collectively, the "System Operating Companies") in Post Effective Amendment No. 10 in the above file (the "Application Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the
Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated November 6, 1996 (Release No. 35-26601).

           On December 27, 1996, letters of credit in the amounts of $148,719,125.41 and $34,946,720.00 (the "LOCs") were issued to
RCMC Del., Inc. and Textron Financial Corporation, respectively (the "Equity Participants") by the Bank of Tokyo-Mitsubishi, Ltd., Los Angeles Branch (the "Funding Bank"), pursuant to the Amended and Restated Reimbursement Agreement dated as of December 1, 1988, as amended and restated as of December 27, 1996 among System Energy, The Chase Manhattan Bank, (the "Administrating Bank"), the Funding Bank, the Union Bank of California NA (the "Documentation Agent") and the other banks named therein (collectively, the "Participating Banks"). The LOCs replaced outstanding letters of credit in the amounts of $132,131,960 and $33,032,990, issued by the Funding Bank, which had been held by the Equity Participants, and were canceled on December 27, 1996.

           Effective January 15, 1997, the annual fee to be paid to the Funding Bank is 0.10%; the annual fee to be paid to the Administrating Bank is $35,000 (0.0191%); and the annual fees to be paid to the Participating Banks is 0.55%; for an aggregate of
 .6691% of the maximum amount of the LOCs in annual fees.

           System Energy paid extension fees of $183,665 (.10% of the maximum amount of the LOCs) to the Funding Bank; $125,000 (.0681% of the maximum amount of the LOCs) to the Administrating Bank; $75,000 (.0408% of the maximum amount of the LOCs) to the Documentation Agent; and 0.05% of the maximum amount of the LOCs to the Participating Banks.

          As described in the Application-Declaration, the System Operating Companies joined with System Energy and the Administrating Bank in entering into a Thirty-Second Assignment of Availability Agreement, Consent and Agreement, and Entergy joined with System Energy and the Administrating Bank in entering into a Thirty-Second Supplementary Capital Funds Agreement and Assignment, each to secure the banks participating in the LOCs.

           In addition to those described above, the fees, commissions and expenses paid or incurred, directly or indirectly, in connection with the transactions proposed in the Application-Declaration, are estimated to aggregate not more than $150,000, including $45,000 for fees of counsel for System Energy, Entergy and the System Operating Companies, $85,000 for fees of counsel for the banks, $10,000 for fees of Entergy Services, Inc. and $10,000 for miscellaneous expenses.

           Attached hereto and incorporated by reference, are the constituent documents to the transactions in definitive form.

Exhibit B-1(a) -  Amended and Restated Reimbursement Agreement
Exhibit B-2(a) -  Thirty-Second   Assignment   of    Availability
                  Agreement, Consent and Agreement
Exhibit B-3(a) -  Thirty-Second   Supplementary   Capital   Funds
                  Agreement and Assignment

           IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 13th day of January, 1997.


                           SYSTEM ENERGY RESOURCES, INC.
                           ENTERGY CORPORATION
                           ENTERGY ARKANSAS, INC.
                           ENTERGY LOUISIANA, INC.
                           ENTERGY MISSISSIPPI, INC.
                           ENTERGY NEW ORLEANS, INC.

                           By:  /s/William J. Regan, Jr.
                                William J. Regan, Jr.
                                Vice President and Treasurer